SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              _____________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)1



                          Cal Dive International, Inc.
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                                (Name of Issuer)



                           Common Stock, no par value
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                         (Title of Class of Securities)



                                    127914109
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                                 (CUSIP Number)



         Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

         /X/      Rule 13d-1(b)
         /_/      Rule 13d-1(c)
         /_/      Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                 --------------------------------
CUSIP No.  127914109                 13G              Page 2 of 7 Pages
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1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fletcher Asset Management, Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /_/
                                                           (b)  /_/

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  3. SEC USE ONLY

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  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                                      5. SOLE VOTING POWER          2,066,484
     NUMBER OF
      SHARES                 --------------------------------------------------
   BENEFICIALLY                       6. SHARED VOTING POWER        0
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                        7. SOLE DISPOSITIVE POWER     2,066,484
    PERSON WITH
                             --------------------------------------------------
                                      8. SHARED DISPOSITIVE POWER   0

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,066,484

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10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [  ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.2%

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12. TYPE OF REPORTING PERSON*
    IA

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 -------------------------------
CUSIP No.  127914109                 13G                Page 3 of 7 Pages
-------------------------------                 -------------------------------

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1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alphonse Fletcher, Jr.
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /_/
                                                          (b)  /_/

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                                         5. SOLE VOTING POWER        0
     NUMBER OF
      SHARES                          -----------------------------------------
   BENEFICIALLY                          6. SHARED VOTING POWER      0
    OWNED BY
      EACH                            -----------------------------------------
    REPORTING                            7. SOLE DISPOSITIVE POWER   0
   PERSON WITH
                                      -----------------------------------------
                                         8. SHARED DISPOSITIVE POWER 0

-------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,066,484


-------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [  ]

-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.2%

-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    HC

-------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).              Name of Issuer:

                        Cal Dive International, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:

                        400 N. Sam Houston Parkway E., Suite 400
                        Houston, Texas 77060

Item 2(a).              Names of Persons Filing:

                        Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

Item 2(b).              Address of Principal Business Office or, if none,
                        Residence:

                        22 East 67th Street
                        New York, New York  10021

Item 2(c).              Citizenship:

                        FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).              Title of Class of Securities:

                        Common Stock, no par value

Item 2(e).              CUSIP Number:

                        127914109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

         (a)            [ ]      Broker or dealer registered under Section 15
                                 of the Exchange Act;

         (b)            [ ]      Bank as defined in Section 3(a)(6) of the
                                 Exchange Act;

         (c)            [ ]      Insurance company as defined in Section
                                 3(a)(19) of the Exchange Act;

         (d)            [ ]      Investment company registered under Section 8
                                 of the Investment Company Act;

         (e)            [X]      An investment adviser in accordance with
                                 Rule 13d-1(b)(1)(ii)(E);

         (f)            [ ]      An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)            [X]      A parent holding company or control person in
                                 accordance with Rule 13d-1(b)(ii)(G);

         (h)            [ ]      A savings association as defined in Section
                                 3(b) of the Federal Deposit Insurance Act;

         (i)            [ ]      A church plan that is excluded from the
                                 definition of an investment company under
                                 Section 3(c)(14) of the Investment Company
                                 Act; or

         (j)            [ ]      Group, in accordance with Rule
                                 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4.                 Ownership.

         (a) Amount Beneficially Owned:

                        2,066,484 shares

         (b) Percent of Class:

                        5.2% (based on the 39,731,412 shares of Common Stock (the "Common Stock") of Cal Dive International, Inc. (the "Company") consisting of (i) 37,733,708 shares publicly reported by the Company to be outstanding as of November 12, 2003 and (ii) the 1,997,704 shares of Common Stock underlying Investment Rights (as defined below) issuable within 60 days as of December 31, 2003).

         (c)            Number of shares as to which FAM has:

                        (i)   Sole power to vote or to direct the vote:

                              2,066,484 shares

                        (ii)  Shared power to vote or to direct the vote:

                              0 shares

                        (iii) Sole power to dispose or to direct the
                              disposition of:

                              2,066,484 shares

                        (iv) Shared power to dispose or to direct the disposition of:

                              0 shares

         The Common Stock reported to be beneficially owned consists of 68,780 shares of Common Stock and 1,997,704 shares of Common Stock issuable upon the exercise by Fletcher International, Ltd. of certain convertible securities and investment rights (the "Investment Rights") pursuant to an Agreement, dated as of December 31, 2002, by and between the Company and Fletcher International, Ltd. The Investment Rights are exercisable within 60 days of December 31, 2003. The holdings reported reflect the shares of Common Stock issuable within 60 days of December 31, 2003 that would have been held had the Investment Rights been exercised on December 31, 2003.

         The shares of Common Stock of the Company reported to be beneficially owned consist of shares underlying Investment Rights held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.                 Ownership of Five Percent or Less of a Class.

                        Not Applicable

Item 6.                 Ownership of More Than Five Percent on Behalf of
                        Another Person.

         This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock held at December 31, 2003 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                        This Schedule 13G is filed by FAM and Mr. Fletcher.

Item 8.                 Identification and Classification of Members of the
                        Group.

                        Not Applicable

Item 9.                 Notice of Dissolution of Group.

                        Not Applicable

Item 10.                Certifications.

                        By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004


                                          Fletcher Asset Management, Inc.


                                          By: /s/ Angela K. Dorn
                                              -------------------------------
                                             Name:  Angela K. Dorn
                                             Title: Authorized Signatory


                                          Fletcher Asset Management, Inc.


                                          By: /s/ Brendan McHugh
                                              -------------------------------
                                             Name:  Brendan McHugh
                                             Title: Authorized Signatory


                                          Alphonse Fletcher, Jr., in his
                                          individual capacity


                                          By: /s/ Denis J. Kiely
                                              ------------------------------
                                             Name: Denis J. Kiely for Alphonse
                                                   Fletcher, Jr.
                                             *By Power of Attorney, dated
                                             February 14, 2001, attached as
                                             Exhibit A hereto.

                                                                  Exhibit A


                                Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed:  /s/ Alphonse Fletcher Jr.
         __________________________
            Alphonse Fletcher Jr.


Dated:  February 14, 2001